Mail Stop 6010							July 31, 2006

Ms. Debra Towsley
President and Chief Executive Officer
MEDirect Latino, Inc.
2101 West Atlantic Boulevard, Suite 101
Pompano Beach, Florida 33069

Re:	MEDirect Latino, Inc.
	Form 10 amendment filed July 18, 2006
	File No. 0-51795

 Dear Ms. Towsley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 6 to Form 10

Item 2.  Financial Information, page 16

Selected Statements of Operations Data

1.	The company`s revenues significantly increased during the
most
recent interim periods as compared with revenues at June 30, 2005, therefore it would appear that updating the information presented here for the most recent interim period as suggested by Item 301(4)
of Regulation S-K to reflect the trend of increased revenues would be beneficial to investors.




Management`s Discussion and Analysis, page 17

2.	It does not appear that all of your disclosures have been
revised to include interim financial information from the end of the fiscal year to the date of the most recent interim balance sheet provided as required by Item 303 (B) of Regulation S-K. Please revise.

Critical Accounting Policies, page 21

Revenue Recognition

3.	From your disclosure in Note 2 on page F-56 it appears you
collect co-payments from your customers. Please disclose your policy for collecting co-payments here and in the notes to the financial statements.

4.	Please disclose the circumstances that give rise to re-
billings
to Medicare and disclose the amounts re-billed for all periods presented if material. Tell us how amounts re-billed are considered in the aging schedule presented on page 21.

Item 7.  Certain Relationships and Related Party Transactions

5.	Please tell us why excluding the transactions with related
parties disclosed elswhere in the filing from this section was considered appropriate. Please refer to Item 404 of Regulation S-K and update as necessary.

Financial Statements for years ended June 30, 2005, 2004 and 2003

Statements of Operations, page F-4

6.	The restated amounts presented on the face of the statements of
operations do not agree in all cases to the amounts presented in Note
15. In addition, the amounts presented in 2005 and 2004 as operating expenses do not total to $1,565,533 and $1,174,491. Please revise.

7.	With regard to prior comment 7, each line item attributable
to
related parties should indicate "to related party" in the caption.

Note 8.  Stockholder`s Equity, page F-12 - F-13

8.	Please revise the footnote to better explain the valuation
technique used to value and record the founder`s shares issued similar to the information you included in the MD&A on page 22 in response to our prior comment 8. Your disclosure that these shares were issued at par "due to the fact that the company`s shares were not publicly traded" does not appear to be reasonable.

Financial Statements of the Six Months Ended December 31, 2005 and 2004 (Unaudited)

Note 15.  Restatement of Financial Statements, page F-16

9.	Please tell us why you did not file an Item 4.02 Form 8-K.

Combined Financial Statements as at for March 31, 2006

Note 1.  Organization and Summary of Significant Accounting
Policies,
page F-53

Variable Interest Entities, page F-53

10.	Please revise your description of Hispanic Research and
Marketing, Inc. to better explain the relationship between the company and this entity and your accounting for the entity. If this entity is a wholly owned subsidiary, please state so. Include the date this entity was established. The current discussion is brief to the point of not allowing a real understanding of the legal status of this entity. Please tell us the basis of your conclusion that the company`s maximum exposure from its involvement with this entity is zero. Clarify why consolidation of this entity under FIN 46R is not required. Include information about this entity in other parts of the document such as the MD&A and the Item 7 disclosures as appropriate. Expand on the information you disclosed in the last sentence in Note 6, on page F-57.

Advertising, page F-55

11.	Please remove this disclosure as per Note 7. We understand
that
the company expenses all advertising costs as incurred.

Amendment 1 to Form 10-Q for quarterly period ended March 31, 2006 filed on 7/5/06

12.	Please amend your Form 10-Q for March 31, 2006 to reflect the restatement of your financial statements and the other revisions to your disclosures made in the Form 10 filing.

13.	Prior to filing the amended Form 10-Q, please assure that the interim financial statements included in the quarterly reports are reviewed by an independent public accountant. Please refer to
Article 10 of Regulation S-X.





General

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at
(202) 551-3862 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director


     cc:  Joseph I. Emas, Esq.



Ms. Debra Towsley
MEDirect Latino, Inc.
July 31, 2006
Page 2